UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Stronghold Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82773R 20 2

(CUSIP Number)

Stanford Venture Capital Holdings, Inc.

5050 Westheimer Road

Houston, Texas 77056

Attention: P. Mauricio Alvarado, Esq.

Telephone No.: (713) 964-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 82773R 20 2	Page 1 of 5 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stanford Venture Capital Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 4,670,792/1/ 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 4,670,792/1/ 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,670,792/1/
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5%
14	TYPE OF REPORTING PERSON CO

1	Includes 2,002,750 shares of Series A Preferred Stock, warrants to acquire 1,001,374 shares of Common Stock, 555,556 shares of Series B Preferred Stock, and the right to acquire within sixty (60) days of the date hereof 1,111,112 shares of Series B Preferred Stock. The Series A Preferred Stock as well as the Series B Preferred Stock are convertible into Common Stock on a one-for-one basis.

SCHEDULE 13D

CUSIP No. 82773R 20 2	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) R. Allen Stanford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware and Antigua

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 4,670,792/1/ 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 4,670,792/1/ 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,670,792 shares of Common Stock /1/
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5%
14	TYPE OF REPORTING PERSON IN

1	Includes 2,002,750 shares of Series A Preferred Stock, warrants to acquire 1,001,374 shares of Common Stock, 555,556 shares of Series B Preferred Stock, and the right to acquire within sixty (60) days of the date hereof 1,111,112 shares of Series B Preferred Stock. The Series A Preferred Stock as well as the Series B Preferred Stock are convertible into Common Stock on a one-for-one basis.

SCHEDULE 13D

CUSIP No. 82773R 20 2	Page 3 of 5 Pages

Introductory Statement

This Amendment No. 2 relates to the Schedule 13D filed on behalf of Stanford Venture Capital Holdings, Inc., a Delaware corporation (“SVCH”), and R. Allen Stanford (“Stanford”) (SVCH and Stanford are sometimes collectively referred to herein as the “Reporting Persons”), relating to the beneficial ownership of shares of common stock par value $.0001 per share (“Common Stock”) of Stronghold Technologies, Inc., a Nevada corporation (the “Issuer”). This Amendment No. 2 also reports SVCH and Stanford’s ownership of (i) Series A Convertible Preferred Stock (“Series A Preferred Stock”), which is convertible into shares of Common Stock, (ii) Series B Preferred Stock (“Series B Preferred Stock” or “Preferred Stock”), which is convertible into shares of Common Stock, and (iii) warrants (“Warrants”) to acquire shares of Common Stock. As described in this Schedule 13D, Stanford is joining SVCH in filing this Schedule 13D because, as the sole shareholder of SVCH, Stanford may be deemed to indirectly beneficially own the shares of Common Stock that are directly beneficially owned by SVCH. This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission on August 13, 2004, and more specifically amended Items 3 and 5 of the Statement of Schedule 13D previously filed by the Reporting Persons on such date.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to a Securities Purchase Agreement (“Securities Purchase Agreement”) dated April 30, 2003, SVCH agreed to make an aggregate investment of $2,200,000 in six tranches, subject to the conditions of the Securities Purchase Agreement (the “Investment”). The Investment was in the form of Series B Preferred Stock. Under the Securities Purchase Agreement, SVCH was contractually obligated to purchase 555,556 shares of Preferred Stock on April 30, 2003, 555,556 shares of Preferred Stock on May 15, 2003, 555,556 shares of Preferred Stock on June 13, 2003, 333,332 shares of Preferred Stock on July 15, 2003, 222,222 shares of Preferred Stock on August 15, 2003, and 222,222 shares of Preferred Stock on September 15, 2003. Each share of Series B Preferred Stock is convertible into one share of Common Stock and has one vote, voting together with the Common Stock on all matters submitted for a vote.

Item 5. Interest in Securities of the Issuer.

a. As of April 30, 2003, the Reporting Persons directly own 2,002,750 shares of Series A Preferred Stock, Warrants to purchase 1,001,374 shares of Common Stock, 555,556 shares of Series B Preferred Stock, and the right to acquire within sixty (60) days thereof another 1,111,112 shares of Series B Preferred Stock. The Reporting Persons are deemed to beneficially own 4,670,792 shares of Common Stock or 34.5% of the Issuer’s issued and outstanding Common Stock. SVCH directly beneficially owns all the shares of Common Stock to which this Schedule 13D relates. Stanford, as the sole shareholder of SVCH, could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by SVCH.

b. SVCH, together with Stanford, has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Preferred Stock, the Series B Preferred Stock, and Warrants reported as beneficially owned by it in Item 5(a) hereof.

c. The Reporting Persons’ only transaction in shares of Common Stock and Preferred Stock, respectively, during the past 60 days was the consummation of the transactions under the Securities Purchase Agreement.

d. Not applicable.

SCHEDULE 13D

CUSIP No. 82773R 20 2	Page 4 of 5 Pages

Item 6. Material to be Filed as Exhibits

3.1	Certificate of Designations of Series B $.090 Convertible Preferred Stock.

3.2	Securities Purchase Agreement dated as of April 30, 2003, by and between the Issuer and SVCH.

3.3	Registration Rights Agreement dated as of April 30, 2003 by and between the Issuer and SVCH.

3.4	Joint Filing Agreement dated as of August 13, 2004 by and between SVCH and Stanford (previously filed).

SCHEDULE 13D

CUSIP No. 82773R 20 2	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 31, 2004	/s/ R. Allen Stanford
R. Allen Stanford

/s/ James M. Davis
James M. Davis, President
Stanford Venture Capital Holdings, Inc.

Exhibit Index

Exhibit No.	Description
3.1	Certificate of Designations of Series B $.090 Convertible Preferred Stock.

3.2	Securities Purchase Agreement dated as of April 30, 2003, by and between the Issuer and SVCH.

3.3	Registration Rights Agreement dated as of April 30, 2003 by and between the Issuer and SVCH.